March 20, 2013

VIA EDGAR

Suzanne Hayes, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:     TFS Financial Corporation
File No. 001-33390
Form 10-K for the Fiscal Year ended September 30, 2012
Definitive Proxy Statement filed January 7, 2013

Dear Ms. Hayes:

TFS Financial Corporation (the “Company”, or “we”, or “our”, or “us”) has received the March 7, 2013 comment letter (the “Letter”) from the Securities and Exchange Commission (the “SEC”) with respect to the filings referenced above (the “Filings”). The Company is the sole shareholder of Third Federal Savings and Loan Association of Cleveland (the “Association”).

Our response to each comment is set forth below. For the convenience of the SEC staff, we have repeated each comment, followed by our response, in the order and according to the numbers assigned in the Letter.

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Form10-K for the Fiscal Year Ended September 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 61

SEC Comment No. 1 –
“We note your disclosure starting on page 62 that in the fiscal quarter ended March 31, 2012 you reclassified first mortgage loans with a recorded investment of $245.9 million from loans held for investment to loans held for sale. We further note your disclosure that during the fiscal quarter ended September 30, 2012 you reclassified $104.7 million of the above-mentioned loans back to loans held for investment. Please revise your future filings to clearly disclose your policy for reclassifying loans between held for investment and held for sale categories including the specific criteria that need to be present to trigger reclassification.”

Securities and Exchange Commission
March 20, 2013

TFS Financial Corporation Response – Future filings will be revised to clearly disclose our policy for reclassifying loans between the held for investment and held for sale categories. A draft of that disclosure follows:

Currently, the Association originates the vast majority of its loans for portfolio purposes and since it has the intent and the ability to hold them until maturity or into the foreseeable future, classifies them as loans held for investment. The current origination exceptions are loans originated under Fannie Mae’s HARP II (Home Affordable Refinance Program) or DURP (Desktop Underwriter Refi Plus) initiatives. Those loans are classified at origination as loans held for sale, are carried at the lower of cost or fair value and remain in that category until sold. As opportunities arise to strategically improve our interest rate risk position, we periodically consider offering for sale a select group of our first mortgage, held for investment loans. We reclassify held for investment loans as held for sale when an investment banking representative has been engaged to actively offer the loans for sale for a set period of time and we believe it is probable that such loans will be sold. If the set period of time has elapsed and we believe it is not probable that such loans will be sold or if specific loans are subsequently excluded from the sale discussions, those specific loans will be returned to the held for investment classification to properly reflect the Association’s intentions. Reclassifications of loans are made at the lower of cost or fair value on the date of transfer.

Consolidated Financial Statements
Note 5. Loans and Allowance for Loan Losses, page 103

SEC Comment No. 2 –
“Please revise your future filings to more clearly disclose your charge-off policies for each of your loan classes that were in place during the last five years. Clearly identify your policies both before and after your implementation of the OCC guidance related to specific valuation allowances, as well as any other changes in those policies. Clearly identify the triggers for your charge-off for each class of loans and identify how those triggers have changed during the periods presented. Identify the extent to which you engaged in partial charge-offs during these periods.”

TFS Financial Corporation Response – Future filings will be revised to more clearly disclose charge-off policies for each loan class. A draft of that disclosure follows:

Charge-offs on residential mortgage loans, home equity loans and lines of credit, and construction loans are recognized when triggering events, such as foreclosure actions, short sales, or deeds accepted in lieu of repayment, result in less than full repayment of the recorded investment in the loans.

Partial or full charge-offs are also recognized for the amount of impairment on loans considered collateral dependent that meet the conditions described below.

•	For residential mortgage loans, payments are greater than 180 days delinquent

•	For home equity lines of credit, equity loans, and residential loans modified in a troubled debt restructuring, payments are greater than 90 days delinquent

•
For construction loans to builders, the loan is greater than 90 days delinquent or a review of the borrowers’ current financial information calls into question the borrowers’ ability to meet the contractual obligations of the loan

Securities and Exchange Commission
March 20, 2013

•	For all classes of loans, a sheriff sale is scheduled within 60 days to sell the collateral securing the loan

•	For all classes of loans, all borrowers have been discharged of their obligation through a chapter 7 bankruptcy

•	For all classes of loans, a borrower obligated on a loan has filed bankruptcy and the loan is greater than 30 days delinquent

Collateral dependent residential mortgage loans and construction loans are charged off to the extent the recorded investment in a loan exceeds the fair value of the collateral less costs to sell. Home equity loans or lines of credit are charged off to the extent the recorded investment in the loan plus the balance of any senior liens exceeds the fair value of the collateral less costs to sell.

The following summarizes the effective dates of charge-off policies that changed or were first implemented during the current and previous four fiscal years and the portfolios to which those policies apply.

Effective Date	Policy	Residential non-Home Today	Residential Home Today	Home Equity lines of credit	Home equity loans	Construction
9/30/2012	Pursuant to an OCC directive, a loan is considered collateral dependent and any collateral shortfall is charged off when all borrowers obligated on a loan are discharged through Chapter 7 bankruptcy	X	X	X	X	X
6/30/2012	Loans in any form of bankruptcy greater than 30 days past due are considered collateral dependent and any collateral shortfall is charged off	X	X	X	X	X
12/31/2011
Pursuant to an OCC directive, impairment on collateral dependent loans previously recognized as Specific Valuation Allowances (SVAs) were charged off. Charge-offs are recorded to recognize confirmed collateral shortfalls on impaired loans. (1)
		X	X	X	X	X
9/30/2010	Timing of impairment evaluation was accelerated to include equity loans greater than 90 days delinquent (2)				X

(1)
Prior to 12/31/2011, partial charge-offs were not used, but a SVA was established when the recorded investment in the loan exceeded the fair value of the collateral less costs to sell. Individual loans were only charged off when a triggering event occurred, such as a foreclosure action was culminated, a short sale was approved, or a deed was accepted in lieu of repayment.

(2)	Prior to 9/30/2010, impairment evaluations on equity loans were performed when the loan was greater than 180 days delinquent.

Securities and Exchange Commission
March 20, 2013

Definitive Proxy Statement filed January 7, 2013

Executive Compensation, page 12

Base Salary, page 18

SEC Comment No. 3 –
“We note your statement on page 19 that Mr. Huffman’s base salary was increased from $358,507 to $400,000 in January 2012 “to reflect his expanded responsibilities and his performance.” Please provide draft disclosure discussing the expanded responsibilities assigned to Mr. Huffman in 2012 and the performance considered in awarding such increase.”

TFS Financial Corporation Response – The following draft disclosure, with added language underlined and with strikethroughs for deleted language, discusses the expanded responsibilities and the performance considered in awarding the increase:

In the first quarter of fiscal year 2012, the Compensation Committee, with advice from the Compensation Consultant, increased Mr. Huffman’s base salary effective in January 2012 from $358,507 to $400,000 to reflect his ~~expanded responsibilities~~ appointment as Corporate Secretary in the first quarter of calendar 2011 and his ~~performance~~ significant contributions to our transition from an organization regulated by one supervisor (the Office of Thrift Supervision) to an organization which is subject to the scrutiny of multiple new supervisors (the Federal Reserve, the Office of the Comptroller of the Currency and the Consumer Financial Protection Bureau).

Annual Performance-based Cash Bonuses for Named Executive Officers, page 19

SEC Comment No. 4 –
“Please explain your definition of adjusted net income. In addition to the adjustments to net income for the change in accounting principles and the variances in ancillary aspects of loan sales activities described on page 20, please describe the other adjustments made to net income to arrive at adjusted net income of $24.2 million. Confirm that you will include your definition of adjusted net income and describe all adjustments in future filings.”

TFS Financial Corporation Response – Future filings will provide a definition of adjusted net income and will describe all adjustments applied to reported net income in the derivation of “adjusted net income”. Article 7 of the Management Incentive Compensation Plan, which was included as Appendix A to the January 7, 2013 Definitive Proxy Statement, discusses the performance measures and adjustments that can be included as part of the incentive award determination. Additionally, we advise you that a scripting error occurred in the preparation of our January 7, 2013 Definitive Proxy Statement. On page 20, the amount related to the change in accounting principles for performing loans in which all borrower's obligations have been discharged through bankruptcy proceedings as required by interpretive guidance issued in July 2012 by the OCC Bank Accounting Advisory Series was erroneously reported as $11.3 million. The correct amount was $10.3 million. This error did not impact the determination of adjusted net income used to compute the incentive pool or the amount of the incentive pool. The following table provides a

Securities and Exchange Commission
March 20, 2013

detailed reconciliation from “reported” to “adjusted” net income for the fiscal year ended September 30, 2012.

	For the fiscal year ended
	September 30, 2012
	(Dollars in thousands)
	Income before income taxes	Income taxes	Net income

Amounts reported in the audited financial statements	$13,612	($2,133)	$11,479
Change in accounting principles for performing loans in which all borrower's obligations have been discharged through bankruptcy proceedings as required by interpretive guidance issued in July 2012 by the OCC Bank Accounting Advisory Series	$15,827	($5,539)	$10,288
Amount of loan servicing rights amortization in excess of the budgeted amount	$3,781	($1,323)	$2,458
Adjusted amounts used to compute incentive pool	$33,220	($8,995)	$24,225

Long-Term Incentives, page 21

SEC Comment No. 5 –
“Please provide a detailed narrative discussing how the actual number of stock options and restricted stock units awarded, as disclosed in the chart on page 22, were determined, including what performance was considered by the Committee.”

TFS Financial Corporation Response – In the first quarter of fiscal year 2012, the Compensation Committee, with advice from the Compensation Consultant, awarded equity grants to each named executive officer following a year (2011) in which no equity grant was made. As noted above under the “Compensation Setting Process” section, the Committee takes a long-term view in designing a compensation program that it believes is in the best interests of shareholders. The Committee considers the Company’s financial performance, industry conditions, and the state of the local and national economy as well as the compensation required to attract and retain superior executives. The executive’s performance on short-, intermediate, and long-term goals of the Company plays a role in determining equity participation and award sizes, but the Committee does not have fixed quantitative thresholds in determining awards. Finally, historical grants have a significant influence in determining current award sizes. As such, the Committee chose to grant awards in fiscal 2012 that were consistent in size (as measured by their grant date fair value) and mix between options and restricted stock units, as in the most recent award in fiscal 2010.  All named executive officers received similar sized awards as in 2010 with the exception of Ms. Weil who received the same size and mix of equity awards as all of the named executive officers other than the CEO. Future filings will include similar disclosures as appropriate.

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Securities and Exchange Commission
March 20, 2013

The Company acknowledges that:

•we are responsible for the adequacy and accuracy of the disclosures in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or wish to receive more information with respect to any of the matters addressed in our response, please contact me at (216) 429-5325.

Sincerely,

/s/ Paul J. Huml
________________________________________________________________________________________________
Paul J. Huml, Chief Accounting Officer